Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated March 6, 2017

Supplementing the Preliminary Prospectus Supplement, dated March 6, 2017

Registration No. 333-203910

AIRCASTLE LIMITED

$500,000,000 4.125% Senior Notes due 2024

Pricing Supplement dated March 6, 2017

to the

Preliminary Prospectus Supplement dated March 6, 2017

of Aircastle Limited

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement. Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

4.125% Senior Notes due 2024

Issuer:	Aircastle Limited

Security:	4.125% Senior Notes due 2024

Size:	$500,000,000

Maturity Date:	May 1, 2024

Coupon:	4.125%

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2017.

Price to Public:	100%

Benchmark Treasury:	UST 2.125% due February 29, 2024

Spread to Benchmark Treasury:	181 bps

Yield:	4.125%

Gross Proceeds:	$500,000,000

Net Proceeds to Issuer before Expenses:	$492,500,000

Optional Redemption:	Prior to February 1, 2024 (three months prior to the maturity date of the Notes), the Issuer may, at any time and from time to time, redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first class mail to each Holder’s registered address, at a redemption price equal to the greater of (a) 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest thereon to, but not including, the redemption date, and (b) the sum of the present values of 100% of the principal amount of the notes being redeemed and the remaining scheduled payments of interest on the notes from the redemption date through February 1, 2024 (three months prior to the maturity date of the notes) (computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points), plus accrued and unpaid interest to, but not including, the redemption date.

In addition, on or after February 1, 2024 (three months prior to the maturity date of the notes), the Issuer may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first class mail to each Holder’s registered address, at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

“Treasury Rate” means, as of any redemption date, the weekly average rounded to the nearest 1/100th of a percentage point (for the most recently completed week for which such information is available as of the date that is two Business Days prior to the redemption date) of the yield to maturity of United States Treasury securities with a constant maturity (as compiled and published in the Federal Reserve Statistical Release H.15 with respect to each applicable day during such week or, if such Statistical Release is no longer published or available, any publicly available source of similar market data selected by the Issuer) most nearly equal to the period from the redemption date to February 1, 2024 (three months prior to the maturity date of the notes); provided, however, that if the period from the redemption date to February 1, 2024 (three months prior to the maturity date of the notes) is not equal to the constant maturity of a United States Treasury security for which such a yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to February 1, 2024 (three months prior to the maturity date of the notes) is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Optional Redemption Upon Certain Equity Offerings:	Prior to May 1, 2020, the Issuer may, at its option, at any time and from time to time, redeem up to 40% of the aggregate principal amount of the notes issued (including any Additional Notes) under the Indenture at a redemption price equal to 104.125% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, with the net proceeds of one or more Equity Offerings of the Issuer; provided that at least 60% of the sum of the aggregate principal amount of the notes originally issued under the Indenture on the Issue Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Trade Date:	March 6, 2017

Expected Settlement Date:	March 20, 2017 (T+10)

We expect that delivery of the notes will be made to investors on or about March 20, 2017, which will be the tenth business following the date of this pricing term sheet (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next six succeeding business days will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

Denominations:	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers:	CUSIP: 00928Q AQ4 ISIN: US00928QAQ47

Form of Offering:	SEC Registered (Registration No. 333-203910)

Underwriters:

Citigroup Global Markets Inc.

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Other Changes:	Clause (3) of the first paragraph under “Description of Notes—Events of Default and Remedies” is amended to delete the proviso in its entirety.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the preliminary prospectus supplement and accompanying base prospectus may be obtained by contacting Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood NY 11717 or by calling (800) 831-9146.